Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158385
January 28, 2011
PRICING SUPPLEMENT
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009 and
Underlying Supplement No. 4 dated October 22, 2010)

HSBC USA Inc.
Callable Yield Notes

▸ **This pricing supplement relates to:**

– $959,000 Callable Yield Notes linked to a reference asset consisting of the Market Vectors Gold Miners ETF and the SPDR® S&P® Metals & Mining ETF

▸ 12-month term

▸ Quarterly coupons

▸ Contingent principal protection, subject to the credit risk of HSBC USA Inc.

▸ Callable quarterly at par by the Issuer

The Callable Yield Notes (each a "Note" and collectively the "Notes") offered hereunder are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and include investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC USA Inc.

The Notes will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or underlying supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-17 of this pricing supplement.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of this document, page S-3 of the accompanying prospectus supplement and page US4-2 of the accompanying underlying supplement no. 4.

	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per Note	$1,000	$21.00	$979.00
Total	$959,000	$20,139.00	$938,861.00

[1]See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-17 of this pricing supplement.

HSBC

HSBC USA Inc.
12-Month Callable Yield Notes



This pricing supplement relates to an offering of Callable Yield Notes (each a "Note" and collectively the "Notes"). The offering will have the terms described in this pricing supplement and the accompanying prospectus supplement, prospectus and underlying supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or underlying supplement, the terms described in this pricing supplement shall control.

This pricing supplement relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
The Reference Asset:	Market Vectors Gold Miners ETF ("GDX") SPDR® S&P® Metals & Mining ETF ("XME") (each an "Underlying")
Trade Date:	January 28, 2011
Pricing Date:	January 28, 2011
Settlement Date:	February 2, 2011
Final Valuation Date:	January 30, 2012, subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement no. 4.
Maturity Date:	3 business days after the Final Valuation Date and is expected to be February 2, 2012. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement no. 4.
Payment at Maturity:	On the Maturity Date, for each Note, we will pay you the Final Settlement Value plus any coupon payment.
Final Settlement Value:	► *If a Trigger Event does not occur, 100% of the Principal Amount.* ► *If a Trigger Event occurs and the Final Return of the Least Performing Underlying is positive, an amount equal to 100% of the Principal Amount.* ► *If a Trigger Event occurs during the Observation Period and the Final Return of the Least Performing Underlying is negative or zero, an amount equal to 100% of the Principal Amount multiplied by the sum of one plus the Final Return of the Least Performing Underlying.* **In such a case, you may lose up to 100% of your investment regardless of the performance of the other Underlying.**
Trigger Event:	A Trigger Event occurs if the Official Closing Price of either Underlying is below its Trigger Price on any trading day during the Observation Period.
Trigger Price:	For each Underlying, 72.50% of the Initial Price of such Underlying.
Least Performing Underlying:	The Underlying with the lowest Final Return.
Observation Period:	The period from but excluding the Trade Date to and including the Final Valuation Date.
Annual Coupon Rate (paid quarterly):	11.00% per annum.
Coupon Payment Dates:	May 2, 2011; August 2, 2011; November 2, 2011; and February 2, 2012 (the Maturity Date). The Coupon Payment Dates are subject to postponement as described under "Payment on the Notes—Coupon" on page PS-4 below.
Early Redemption Right:	The Notes may be redeemed by the Issuer on any Coupon Payment Date at 100% of their Principal Amount together with any coupon payment. See "Early Redemption Right" on page PS-4 for more details.
Final Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$
Initial Price:	$54.20 with respect to the GDX and $67.61 with respect to the XME, which in each case was the Official Closing Price of the relevant Underlying on the Pricing Date.
Final Price:	The Official Closing Price of the relevant Underlying on the Final Valuation Date, adjusted by the calculation agent as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying underlying supplement no. 4.

Official Closing Price:	With respect to each Underlying, the Official Closing Price on any trading day for such Underlying will be determined by the calculation agent based upon the closing price displayed on the relevant Bloomberg Professional$^®$ service page (with respect to the GDX, "GDX UP <EQUITY>" and with respect to the XME, "XME UP <EQUITY>") or, for each Underlying, any successor page on Bloomberg Professional$^®$ service or any successor service, as applicable.
CUSIP/ISIN:	4042K1CP6 / US4042K1CP67
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

GENERAL

This pricing supplement relates to a single Note offering linked to the Reference Asset identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Notes relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009 and underlying supplement no. 4 dated October 22, 2010. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or underlying supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-6 of this pricing supplement, page S-3 of the prospectus supplement and page US4-2 of underlying supplement no. 4, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and an underlying supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and underlying supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and underlying supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

▸ The underlying supplement no. 4 at: http://www.sec.gov/Archives/edgar/data/83246/000114420410055207/v199610_424b2.htm

PAYMENT ON THE NOTES

Unless we have exercised our Early Redemption Right, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment equal to the Final Settlement Value (plus any coupon payment) determined as follows:

▸ If a Trigger Event with respect to the Reference Asset does not occur, 100% of the Principal Amount.

▸ If a Trigger Event with respect to the Reference Asset occurs and the Final Return of the Least Performing Underlying is positive, an amount equal to 100% of the Principal Amount.

▸ If a Trigger Event with respect to the Reference Asset occurs and the Final Return of the Least Performing Underlying is negative or zero, an amount equal to 100% of the Principal Amount multiplied by the sum of one plus the Final Return of the Least Performing Underlying.

Coupon

On each Coupon Payment Date, for each $1,000 Principal Amount of Notes, you will be paid an amount equal to the product of (a) $1,000 multiplied by (b) the Annual Coupon Rate divided by four. The expected Coupon Payment Dates are May 2, 2011; August 2, 2011; November 2, 2011; and February 2, 2012 (which is also the expected Maturity Date). If any Coupon Payment Date falls on a day that is not a business day (including a Coupon Payment Date that is also the Maturity Date or the Early Redemption Date, as defined below), such Coupon Payment Date will be postponed to the immediately succeeding business day. If the final Coupon Payment Date (which is also the Maturity Date) is postponed as described under "Additional Terms of the Notes" in the accompanying underlying supplement no. 4, such final Coupon Payment Date will be postponed until the postponed Maturity Date. In no event, however, will any additional interest accrue on the Notes as a result of any the foregoing postponements. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled "Recipients of Interest Payments" on page S-18 in the accompanying prospectus supplement.

The "Annual Coupon Rate" is 11.00% per annum.

Early Redemption Right

The Notes are redeemable at our option in whole, but not in part, on any Coupon Payment Date upon giving notice three business days prior to such Coupon Payment Date. The "Early Redemption Date" is the Coupon Payment Date, if any, for which we have given notice, on or before the third business day prior to such Coupon Payment Date, that we elect to redeem the Notes. If the Notes are redeemed

prior to the Maturity Date, you will be entitled to receive only the Principal Amount of the Notes and any coupon payment in respect of Coupon Payment Dates ended on or before the Early Redemption Date. In this case, you will lose the opportunity to continue to be paid Coupons on Coupon Payment Dates that occur after the Early Redemption Date.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Trustee

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the Notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Reference Issuer

With respect to the GDX, the reference issuer is Market Vectors™ ETF Trust. With respect to the XME, the reference issuer is SPDR® Series Trust.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You believe that the Official Closing Price of one or both of the Underlyings will not decline by more than the Trigger Price at any time during the term of the Note.

▶ You are willing to make an investment that is potentially exposed to downside performance of the Least Performing Underlying on a 1-to-1 basis.

▶ You are willing to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to your Notes.

▶ You are willing to be exposed to the possibility of early redemption.

▶ You are willing to forego distributions paid on the Underlyings or on stocks included in the Underlyings.

▶ You are willing to hold the Notes to maturity.

▶ You do not seek an investment for which there will be an active secondary market.

▶ You do not prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

The Notes may not be suitable for you if:

▶ You believe that the Official Closing Price of one or both of the Underlyings will decline by more than the Trigger Price at any time during the term of the Note.

▶ You are unwilling to make an investment that is potentially exposed to downside performance of the Least Performing Underlying on a 1-to-1 basis.

▶ You are unwilling to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to your Notes.

▶ You are unwilling to be exposed to the possibility of early redemption.

▶ You prefer to receive the distributions paid on the Underlyings or on stocks included in the Underlyings.

▶ You prefer a product that provides upside participation in the Reference Asset, as opposed to the coupon being offered with respect to your Notes.

▶ You are unable or unwilling to hold the Notes to maturity.

▶ You seek an investment for which there will be an active secondary market.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement and on page US4-2 of the accompanying underlying supplement no. 4. Investing in the Notes is not equivalent to investing directly in any of the securities held by an Underlying or in the Underlyings themselves. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and underlying supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and underlying supplement including the explanation of risks relating to the Notes described in the following sections:

▸ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▸ "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the prospectus supplement;

▸ " — Additional Risks Relating to Certain Notes with More than One Instrument Comprising the Reference Asset" in the prospectus supplement;

▸ "— Additional Risks Relating to Notes with a Reference Asset That is a Commodity or a Contract or Index Relating thereto" in the prospectus supplement;

▸ "—Risks Associated With the Gold Mining Industry" in underlying supplement no. 4;

▸ "— There are Risks Associated With an Investment in a Concentrated Industry" in underlying supplement no. 4; and

▸ "— Small-Capitalization or Mid-Capitalization Companies Risk" in underlying supplement no. 4.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes are not principal protected and you may lose your entire initial investment.

The Notes are not principal protected. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if a Trigger Event occurs during the Observation Period and the Final Return of the Least Performing Underlying is negative. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes and you could lose your entire initial investment if the price of the Least Performing Underlying falls to zero. An investment in the Notes is not principal protected and you may receive less at maturity than you originally invested in the Notes, or you may receive nothing at maturity, excluding any coupon payment.

You will not participate in any appreciation in the price of either of the Underlyings included in the Reference Asset.

The Notes will not pay more than the Principal Amount, plus any coupon payment, at maturity or upon early redemption. Even if the Final Return of each Underlying in the Reference Asset is greater than zero (regardless of whether a Trigger Event has occurred), you will not participate in the appreciation of either Underlying. Assuming the Notes are held to maturity, the maximum amount payable with respect to the Notes will not exceed the sum of the Principal Amount plus any coupons. Under no circumstances, regardless of the extent to which the price of the Underlyings included in the Reference Asset appreciate, will your return exceed the total amount of the coupons. In some cases, you may earn significantly less by investing in the Notes than you would have earned by investing in an instrument directly linked to the performance of the Underlyings included in the Reference Asset.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, such as the coupons, payment at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

If a Trigger Event occurs with respect to either Underlying, your return will be based on the Final Return of the Least Performing Underlying.

The performance of either of the Underlyings may cause a Trigger Event to occur. If a Trigger Event does occur, your return will be based on the Final Return of the Least Performing Underlying without regard to the performance of the other Underlying or which Underlying caused the Trigger Event to occur. As a result, you could lose all or some of your initial investment if the Final Return of the Least Performing Underlying is negative, even if there is an increase in the price of the other Underlying. This could be the case even if the other Underlying caused the Trigger Event to occur or the other Underlying increased by an amount greater than the decrease in the Least Performing Underlying.

The Notes are subject to our Early Redemption Right, which limits your ability to accrue interest over the full term of the Notes.

The Notes are subject to our Early Redemption Right and therefore may be redeemed by us on any Coupon Payment Date upon at least three business days notice. If the Notes are redeemed prior to the Maturity Date, you will be entitled to receive only the Principal Amount of your Notes and any coupon payment in respect of Coupon Payment Dates originally scheduled to occur on or before the Early Redemption Date. In such a case, you will lose the opportunity to continue to accrue and be paid coupons in respect of Coupon Payment Dates following the Early Redemption Date. If the Notes are redeemed prior to the Maturity Date, you may be unable to invest in other securities with a similar price of risk that yield as much interest as the Notes. See "Early Redemption Right" on page PS-4.

Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the prices of each Underlying.

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the prices of the Underlyings to the same degree for each Underlying. For example, in the case of Notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performances of each of the Underlyings would not be combined to calculate your return and the depreciation of either Underlying would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying to which the Notes are linked.

Changes that affect an Underlying will affect the market value of the Notes and the amount you will receive at maturity.

The policies of the reference issuer of an Underlying concerning additions, deletions and substitutions of the constituents comprising such Underlying and the manner in which the reference issuer takes account of certain changes affecting those constituents included in such Underlying may affect the price of such Underlying. The policies of the reference issuer with respect to the calculation of the relevant Underlying could also affect the price of such Underlying. The reference issuer may discontinue or suspend calculation or dissemination of its relevant Underlying. Any such actions could affect the value of the Notes.

Please read and pay particular attention to the section "Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the accompanying prospectus supplement.

An index fund and its underlying index are different.

The performance of an index fund may not exactly replicate the performance of the respective underlying index, because such index fund will reflect transaction costs and fees that are not included in the calculation of the respective underlying index. It is also possible that an index fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the respective underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in such fund or due to other circumstances. An index fund may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to the respective underlying index and in managing cash flows.

The Reference Asset is subject to management risk.

The index funds included in the Reference Asset are not managed according to traditional methods of ''active'' investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the index funds, utilizing a ''passive'' or indexing investment approach, attempt to approximate the investment performance of their respective underlying indices by investing in a portfolio of securities that generally replicate the respective underlying index. Therefore, unless a specific security is removed from the respective underlying index, the respective index fund generally would not sell a security because the security's issuer was in financial trouble. In addition, the index funds are subject to the risk that the investment strategy of the index funds' investment advisors may not produce the intended results.

There is limited anti-dilution protection.

For certain events affecting shares of an Underlying, such as stock splits or extraordinary dividends, the calculation agent may make adjustments to the relevant Final Price which may affect your Final Settlement Value. However, the calculation agent is not required to make an adjustment for every corporate action which affects the shares of the relevant Underlying. If an event occurs that does not require the calculation agent to adjust the amount of the shares of the relevant Underlying, the market price of the Notes and the Final Settlement Value may be materially and adversely affected.

The Notes are not insured by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity on the Notes.

Certain built-in costs are likely to adversely affect the value of the Notes prior to maturity.

The original issue price of the Notes includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the Notes. As a result, the price, if any, at which HSBC Securities (USA) Inc will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "Certain U.S. Federal Income Tax Considerations" herein and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of either Underlying relative to its Initial Price. We cannot predict the Official Closing Price of either Underlying at any time during the Observation Period or on the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or return on the Notes. With respect to the Notes, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the total payment on the Notes on a $1,000 investment in the Notes for a hypothetical range of performance for the Least Performing Underlying's Final Return from -100% to +100%. The following results are based solely on the terms outlined below. You should consider carefully whether the Notes are suitable to your investment goals.

▸ Principal Amount: $1,000

▸ Trigger Price: 72.50% of the Initial Price of each Underlying.

▸ Annual Coupon Rate (paid quarterly): 11.00% per annum

▸ The Notes are held until maturity and are not redeemed early.

	Trigger Event Does Not Occur[1]				Trigger Event Occurs[2]			
Least Performing Underlying's Final Return	Hypothetical Total Coupon Paid Over the Term of the Notes[3]	Hypothetical Final Settlement Value	Hypothetical Total Payment on the Notes	Hypothetical Total Return on the Notes	Hypothetical Total Coupon Paid Over the Term of the Notes[3]	Hypothetical Final Settlement Value	Hypothetical Total Payment on the Notes	Hypothetical Total Return on Notes
100.00%	$110	$1,000	$1,110	11.00%	$110	$1,000	$1,110	11.00%
90.00%	$110	$1,000	$1,110	11.00%	$110	$1,000	$1,110	11.00%
80.00%	$110	$1,000	$1,110	11.00%	$110	$1,000	$1,110	11.00%
70.00%	$110	$1,000	$1,110	11.00%	$110	$1,000	$1,110	11.00%
60.00%	$110	$1,000	$1,110	11.00%	$110	$1,000	$1,110	11.00%
50.00%	$110	$1,000	$1,110	11.00%	$110	$1,000	$1,110	11.00%
40.00%	$110	$1,000	$1,110	11.00%	$110	$1,000	$1,110	11.00%
30.00%	$110	$1,000	$1,110	11.00%	$110	$1,000	$1,110	11.00%
20.00%	$110	$1,000	$1,110	11.00%	$110	$1,000	$1,110	11.00%
10.00%	$110	$1,000	$1,110	11.00%	$110	$1,000	$1,110	11.00%
0.00%	$110	$1,000	$1,110	11.00%	$110	$1,000	$1,110	11.00%
-10.00%	$110	$1,000	$1,110	11.00%	$110	$900	$1,010	1.00%
-20.00%	$110	$1,000	$1,110	11.00%	$110	$800	$910	-9.00%
-25.00%	$110	$1,000	$1,110	11.00%	$110	$750	$860	-14.00%
-27.50%	$110	$1,000	$1,110	11.00%	$110	$725	$835	-16.50%
-30.00%	N/A	N/A	N/A	N/A	$110	$700	$810	-19.00%
-40.00%	N/A	N/A	N/A	N/A	$110	$600	$710	-29.00%
-50.00%	N/A	N/A	N/A	N/A	$110	$500	$610	-39.00%
-60.00%	N/A	N/A	N/A	N/A	$110	$400	$510	-49.00%
-70.00%	N/A	N/A	N/A	N/A	$110	$300	$410	-59.00%
-80.00%	N/A	N/A	N/A	N/A	$110	$200	$310	-69.00%
-90.00%	N/A	N/A	N/A	N/A	$110	$100	$210	-79.00%
-100.00%	N/A	N/A	N/A	N/A	$110	$0	$110	-89.00%

[1] The Official Closing Price of each Underlying never falls below its Trigger Price on any trading day during the Observation Period.

[2] The Official Closing Price of an Underlying falls below its Trigger Price on a trading day during the Observation Period.

[3] Assuming the Notes have been held to maturity, the total amount of the coupons paid on the Notes as of the Maturity Date will equal $110, with coupon payments of $27.50 made on each Coupon Payment Date.

Hypothetical Examples of the Final Settlement Value

The five examples below set forth a sampling of hypothetical Final Settlement Values for the Notes based on the following:

▸ Principal Amount of Notes: $1,000

▸ Trigger Price: 72.50% of the Initial Price of each Underlying.

▸ Annual Coupon Rate (paid quarterly): 11.00% per annum.

▸ Initial Price: $54.20 for GDX and $67.61 for XME.

In addition to the Final Settlement Value, you will be entitled to receive coupon payments quarterly on each Coupon Payment Date, up to and including the Maturity Date (or the Early Redemption Date, as applicable).

The examples provided herein are for illustration purposes only. The actual Final Settlement Value, if any, will depend on whether a Trigger Event occurs and, if so, the Final Return of the Least Performing Underlying. You should not take these examples as an indication of potential payments. It is not possible to predict whether a Trigger Event will occur and, if so, whether the Final Return of the Least Performing Underlying will be less than zero, or to what extent the Final Return will be less than zero.

Example 1: We do not exercise our Early Redemption Right and a Trigger Event occurs. Additionally, the Final Return of the Least Performing Underlying is less than zero.

Underlying	Initial Price	Lowest Official Closing Price of the Underlying during the Observation Period	Final Price on Final Valuation Date
GDX	$54.20	$21.68 (40% of Initial Price)	$37.94 (70% of Initial Price)
XME	$67.61	$54.09 (80% of Initial Price)	$54.09 (80% of Initial Price)

Since the Official Closing Price of GDX is below its Trigger Price during the Observation Period, a **Trigger Event occurs**. GDX is also the Least Performing Underlying.

The Final Return of the Least Performing Underlying =

$$\frac{\text{Final Price of GDX} - \text{Initial Price of GDX}}{\text{Initial Price of GDX}}$$

$$= (\$37.94 - \$54.20) / \$54.20 = \textbf{-30.00\%}$$

Final Settlement Value = Principal Amount of the Notes × (1 + Final Return of the Least Performing Underlying)

$$= \$1,000 \times (1 + -30.00\%) = \textbf{\$700.00}$$

Therefore, with the total coupon payment of $110.00 over the term of the Notes, the total payment on the Notes is $810.00.

Example 2: We do not exercise our Early Redemption Right and a Trigger Event occurs. Additionally, the Final Return of the Least Performing Underlying is less than zero.

Underlying	Initial Price	Lowest Official Closing Price of the Underlying during the Observation Period	Final Price on Final Valuation Date
GDX	$54.20	$32.52 (60% of Initial Price)	$59.62 (110% of Initial Price)
XME	$67.61	$50.71 (75% of Initial Price)	$50.71 (75% of Initial Price)

Since the Official Closing Price of GDX is below its Trigger Price during the Observation Period, a **Trigger Event occurs**. XME is the Least Performing Underlying, even though its Official Closing Price never reaches or falls below its Trigger Price.

Therefore, the Final Return of the Least Performing Underlying =

$$\frac{\text{Final Price of XME} - \text{Initial Price of XME}}{\text{Initial Price of XME}}$$

$$= (\$50.71 - \$67.61) / \$67.61 = -\mathbf{25.00\%}$$

Final Settlement Value = Principal Amount of the notes × (1 + Final Return of the Least Performing Underlying)

$$= \$1{,}000 \times (1 + -25.00\%) = \mathbf{\$750.00}$$

Therefore, with the total coupon payment of $110.00 over the term of the Notes, the total payment on the Notes is $860.00.

Example 3: We do not exercise our Early Redemption Right and a Trigger Event occurs. Additionally the Final Return of the Least Performing Underlying is greater than zero.

Underlying	Initial Price	Lowest Official Closing Price of the Underlying during the Observation Period	Final Price on Final Valuation Date
GDX	$54.20	$21.68 (40% of Initial Price)	$59.62 (110% of Initial Price)
XME	$67.61	$54.09 (80% of Initial Price)	$81.13 (120% of Initial Price)

Since the Official Closing Price of GDX is below its Trigger Price during the Observation Period, a **Trigger Event occurs**. GDX is also the Least Performing Underlying.

The Final Return of the Least Performing Underlying =

$$\frac{\text{Final Price of GDX - Initial Price of GDX}}{\text{Initial Price of GDX}}$$

$$= (\$59.62 - \$54.20) / \$54.20 = \mathbf{10.00\%}$$

Therefore, since a Trigger Event has occurred and the Final Price of the Least Performing Underlying is positive, the Final Settlement Value equals **$1,000**.

Additionally, with the total coupon payment of $110.00 over the term of the Notes, the total payment on the Notes is $1,110.00.

Example 4: We do not exercise our Early Redemption Right and a Trigger Event does not occur.

Underlying	Initial Price	Lowest Official Closing Price of the Underlying during the Observation Period	Final Price on Final Valuation Date
GDX	$54.20	$43.36 (80% of Initial Price)	$48.78 (90% of Initial Price)
XME	$67.61	$60.85 (90% of Initial Price)	$60.85 (90% of Initial Price)

Since the Official Closing Price of each Underlying was not below its Trigger Price, a Trigger Event does not occur.

Therefore, the Final Settlement Value equals **$1,000**.

Additionally, with the total coupon payment of $110.00 over the term of the Notes, the total payment on the Notes is $1,110.00.

Example 5: We exercise our Early Redemption Right and the Early Redemption Date is August 2, 2011.

Since we exercised our Early Redemption Right, there is an early redemption and you are no longer entitled to receive any Final Settlement Value. Therefore, on the Early Redemption Date you would receive your $1,000 Principal Amount of Notes plus the coupon payment of $27.50 owed to you on such date. As a result, on the Early Redemption Date, you would be entitled to receive a total payment of $1,027.50. Once we exercise our Early Redemption Right, the Underlyings have no relevance in determining the payment owed to you on the Early Redemption Date.

Therefore, with the previous coupon payment of $27.50 paid on May 2, 2011, the total payment on the Notes is $1,055.00.

INFORMATION RELATING TO THE NOTES

Description of the GDX

The GDX seeks investment results that correspond to the price and yield of the NYSE Arca Gold Miners Index. The NYSE Arca Gold Miners Index provides exposure to a diversified group of small, mid, and large capitalization companies worldwide involved primarily in the mining for gold.

For more information about the GDX, see "The Market Vectors Gold Miners ETF" on page US4-31 of the accompanying underlying supplement no. 4.

Historical Performance of the GDX

The following graph sets forth the historical performance of the GDX based on the monthly historical closing prices from May 31, 2006 through January 28, 2011 (using January 28, 2011 as the monthly historical closing price for January 2011). The closing price for the GDX on January 28, 2011 was $54.20. We obtained the closing prices below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



Source: Bloomberg Professional® Service

The historical prices of the GDX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of the GDX during the Observation Period or on the Final Valuation Date.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
5/23/2006*	6/30/2006*	$39.81	$31.82	$38.70
7/3/2006	9/29/2006	$42.58	$33.86	$35.65
10/2/2006	12/29/2006	$42.32	$32.41	$39.91
1/3/2007	3/30/2007	$43.32	$36.20	$39.42
4/2/2007	6/29/2007	$42.85	$36.63	$37.89
7/2/2007	9/28/2007	$45.96	$32.79	$45.10
10/1/2007	12/31/2007	$53.60	$42.31	$45.85
1/2/2008	3/31/2008	$56.87	$44.88	$47.75
4/1/2008	6/30/2008	$51.43	$41.61	$48.52
7/1/2008	9/30/2008	$51.83	$27.36	$34.08
10/1/2008	12/31/2008	$35.49	$15.83	$33.88
1/2/2009	3/31/2009	$38.93	$27.15	$36.88
4/1/2009	6/30/2009	$45.10	$30.81	$37.76
7/1/2009	9/30/2009	$48.40	$34.05	$45.29
10/1/2009	12/31/2009	$55.40	$40.92	$46.21
1/4/2010	3/31/2010	$51.16	$39.48	$44.41
4/1/2010	6/30/2010	$54.83	$45.36	$51.96
7/1/2010	9/30/2010	$56.86	$46.80	$55.93
10/1/2010	12/31/2010	$64.62	$53.68	$61.47
1/3/2011**	1/28/2011**	$62.02	$52.47	$54.20

* Available information for the second calendar quarter of 2006 includes data for the period from May 23, 2006 (the inception date of the GDX) through June 30, 2006. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2006.

** As of the date of this pricing supplement available information for the first calendar quarter of 2011 includes data for the period from January 3, 2011 through January 28, 2011. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2011. The closing price of GDX on January 28, 2011 was $54.20.

Description of the XME

General

      We have derived all information relating to the XME, including, without limitation, its make-up, performance, method of calculation and changes in its components from publicly available sources. The XME is a unit investment trust registered under the Investment Company Act of 1940 that is designed to generally correspond, before expenses, to the price and yield performance of the S&P Metals & Mining Select Industry^{TM} Index (the "XME Underlying Index"). The XME was created to provide investors with the opportunity to purchase a security representing a proportionate undivided ownership interest in a portfolio of securities consisting of all of the common stocks which comprise the XME Underlying Index. The XME is listed on the NYSE Arca under the ticker symbol "XME." Information provided to or filed with the SEC by the XME pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57793 and 811-08839, respectively, through the SEC's website at http://www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this document. We make no representation or warranty as to the accuracy or completeness or such information. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. As a prospective purchaser of the Notes, you should undertake an independent investigation of the XME as in your judgment is appropriate to make an informed decision with respect to an investment linked to the XME.

Investment Objective

      The XME seeks to replicate as closely as possible, before fees and expenses, the total return of the XME Underlying Index, which measures the performance of the Metals & Mining segment of the U.S. equity market. The companies included in the XME Underlying Index are selected on the basis of Global Industry Classification Standards ("GICS") and liquidity and market cap requirements from a universe of companies defined by the S&P® Total Stock Market Index (the "S&P TMI"), a U.S. total market composite index. The inception date of the XME is June 6, 2006.

Investment Strategy — Replication

      The XME pursues the indexing strategy of "replication" in attempting to track the performance of the XME Underlying Index. The XME will invest in all of the securities that comprise the XME Underlying Index. The XME will normally invest substantially all, but at least 95% of its total assets in common stocks that comprise the XME Underlying Index.

Correlation

      The XME Underlying Index is a theoretical financial calculation, while the XME is an actual investment portfolio. The performance of the XME and the XME Underlying Index will vary somewhat due to transaction costs, asset valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The XME, using a replication strategy, can be expected to have a smaller tracking error than a fund using the representative sampling strategy. Representative sampling is a strategy in which a fund invests in a representative sample of securities in an underlying index.

The XME Underlying Index

      The XME Underlying Index is published by S&P Financial Services LLC ("S&P") and represents the Metals & Mining sub-industry portion of the S&P TMI. The XME Underlying Index is one of nineteen of the S&P Select Industry Indexes (the "Select Industry Indexes"), each designed to measure the performance of a narrow sub-industry determined based on the GICS. Membership in the Select Industry Indexes is based on the GICS classification, as well as liquidity and market cap requirements. The XME Underlying Index consists of the 25 S&P TMI constituents with the highest float-adjusted market capitalization belonging to the Metals & Mining GICS sub-industry classification that satisfy the following criteria: (i) rank within the 90th percentile of the float-adjusted market capitalization of the GICS sub-industry; (ii) are a U.S.-based company; and (iii) have a liquidity ratio (defined by dollar value traded over the previous 12 months divided by average market capitalization over the previous 12 months) of at least 60% (the "liquidity threshold"). The length of time to evaluate liquidity is reduced to the available trading period for initial public offerings or spin-offs that do not have 12 months of trading history.

      If there are not 25 eligible constituents for the XME Underlying Index as a result of the application of the criteria described in the preceding paragraph, stocks ranking below the 90th percentile in the sub-industry, but having a float adjusted market capitalization above $500 million (the "market capitalization threshold") are included in order of their float-adjusted market capitalization until the count reaches 25. If the count is still less than 25, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds are included in order of their float-adjusted market capitalization. The market capitalization threshold and the liquidity threshold are each reviewed from time to time based on market conditions. Rebalancing occurs after the closing on the third Friday of the quarter ending month. The S&P TMI tracks all the U.S. common stocks listed on the NYSE (including

NYSE Arca), the NYSE Alternext, the NASDAQ Global Select Market, the NASDAQ Select Market and the NASDAQ Capital Market. The XME Underlying Index is an equal weighted market cap index.

Computation of the XME Underlying Index

Prior to March 2005, the Market Value of a component stock was calculated as the product of the market price per share and the total number of outstanding shares of the component stock. In March 2004, S&P announced that it would transition the XME Underlying Index to float-adjusted market capitalization weights. The transition began in March 2005 and was completed in September 2005. S&P's criteria for selecting stock for the XME Underlying Index was not changed by the shift to float adjustment. However, the adjustment affects each company's weight in the XME Underlying Index (i.e., its Market Value). Currently, S&P calculates the XME Underlying Index based on the total float-adjusted market capitalization of each component stock, where each stock's weight in the XME Underlying Index is proportional to its float-adjusted Market Value.

Under float adjustment, the share counts used in calculating the XME Underlying Index reflect only those shares that are available to investors, not all of a company's outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

- holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

- holdings by government entities, including all levels of government in the U.S. or foreign countries; and

- holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

Treasury stock, stock options, restricted shares, equity participation units, warrants, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of common stock of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as "exchangeable shares," shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of common stock outstanding, the shares of the most liquid class of common stock and shares that are in an unlisted or non-traded class so long as such shares are convertible by shareholders into the class of common stock that is most liquid without undue delay and cost, are part of the float.

For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares, defined as the total shares of common stock outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares of common stock, by the total shares of common stock outstanding. The float-adjusted index is then calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by an index divisor (the "Divisor"). For companies with multiple classes of common stock that are includible in the float, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

As of the date of this pricing supplement, the XME Underlying Index is calculated using a base-weighted aggregate methodology: the level of the XME Underlying Index reflects the total Market Value of all the component stocks relative to the XME Underlying Index base date of June 28, 1991. The daily calculation of the XME Underlying Index is computed by determining the aggregate Market Value of the available float shares outstanding of each common stock comprising the XME Underlying Index, evaluated at its last sale price on the Relevant Exchange, and dividing the result by the Divisor which is designed to yield a resulting index value in the applicable magnitude (as opposed to an actual number in the billions). The Divisor is adjusted from time to time as discussed below.

The XME Underlying Index maintenance includes monitoring and completing the adjustments for additions and deletions of the constituent companies, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs. Continuity in index values is maintained by adjusting the Divisor for all changes in the XME Underlying Index constituents' share capital after the base date of June 28, 1991 with the index value as of the base date set at 100. Some corporate actions, such as stock splits and stock dividends do not require Divisor adjustments because following a stock split or stock dividend, both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the component stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

To prevent the level of the XME Underlying Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the XME Underlying Index require a Divisor adjustment. By adjusting the Divisor for the change in total Market Value, the level of the XME Underlying Index remains constant. This helps maintain the level of the XME Underlying Index as an accurate barometer of stock market performance and ensures that the movement of the XME Underlying Index does not reflect the

corporate actions of individual companies in the XME Underlying Index. All Divisor adjustments are made after the close of trading and after the calculation of the closing levels of the XME Underlying Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the XME Underlying Index and do not require Divisor adjustments.

The table below summarizes the types of index maintenance adjustments and indicates whether or not a Divisor adjustment is required.

Type of Corporate Action	Comments	Divisor Adjustment
Company added/deleted	Net change in market value determines divisor adjustment.	Yes
Change in shares outstanding	Any combination of secondary issuance, share repurchase or buy back— share counts revised to reflect change.	Yes
Stock split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No
Spin-off	If spun-off company is not being added to the index, the divisor adjustment reflects the decline in index market value (*i.e.*, the value of the spun-off unit).	Yes
Spin-off	Spun-off company added to the index, no company removed from the index.	No
Spin-off	Spun-off company added to the index, another company removed to keep number of names fixed. Divisor adjustment reflects deletion.	Yes
Change in IWF	Increasing (decreasing) the IWF increases (decreases) the total market value of the index. The Divisor change reflects the change in market value caused by the change to an IWF.	Yes
Special dividend	When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in index market value.	Yes
Rights offering	Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid.	Yes

Each of the corporate events exemplified in the table requiring an adjustment to the Divisor has the effect of altering the Market Value of the component stock and consequently of altering the aggregate Market Value of the XME Underlying Index component stocks (the "Post-Event Aggregate Market Value"). In order that the level of the XME Underlying Index (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected component stock, a new Divisor ("New Divisor") is derived as follows:

$$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre-Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

A large part of the XME Underlying Index maintenance process involves tracking the changes in the number of shares outstanding of each of the companies whose common stock is included in the XME Underlying Index. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the XME Underlying Index are updated as required by any changes in the number of shares of common stock outstanding and then the Divisor is adjusted accordingly. In addition, changes in a company's shares of common stock outstanding of 5% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions or exchange offers are made as soon as reasonably possible. Other changes of 5% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity

participations or other recapitalizations) are made weekly, and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. If a 5% or more change causes a company's IWF to change by 5 percentage points or more (for example from 0.80 to 0.85), the IWF will be updated at the same time as the share change, except IWF changes resulting from partial tender offers will be considered on a case-by-case basis. Changes to an IWF of less than 5 percentage points are implemented at the next IWF review, which occurs annually. In the case of certain rights issuances, in which the number of rights issued and/or terms of their exercise are deemed substantial, a price adjustment and share increase may be implemented immediately.

Historical Performance of the XME

The following graph sets forth the historical performance of the XME based on the monthly historical closing prices from June 30, 2006 through January 28, 2011 (using January 28, 2011 as the monthly historical closing price for January 2011). The closing price for the XME on January 28, 2011 was $67.61. We obtained the closing prices below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



Source: Bloomberg Professional® Service

The historical prices of the XME should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of the XME during the Observation Period or on the Final Valuation Date.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
6/6/2006*	6/30/2006*	$49.48	$45.32	$49.48
7/3/2006	9/29/2006	$50.73	$38.52	$41.67
10/2/2006	12/29/2006	$53.62	$39.67	$49.14
1/3/2007	3/30/2007	$57.89	$46.54	$57.21
4/2/2007	6/29/2007	$67.49	$57.40	$62.53
7/2/2007	9/28/2007	$68.02	$49.19	$63.70
10/1/2007	12/31/2007	$71.46	$60.79	$69.48
1/2/2008	3/31/2008	$78.04	$53.03	$70.01
4/1/2008	6/30/2008	$96.09	$68.47	$94.24
7/1/2008	9/30/2008	$93.60	$42.66	$47.08
10/1/2008	12/31/2008	$46.90	$17.20	$27.79
1/2/2009	3/31/2009	$33.10	$20.55	$25.14
4/1/2009	6/30/2009	$43.51	$24.24	$37.01
7/1/2009	9/30/2009	$50.12	$31.64	$45.64
10/1/2009	12/31/2009	$54.22	$41.24	$51.61
1/4/2010	3/31/2010	$60.46	$44.44	$56.81
4/1/2010	6/30/2010	$60.40	$45.51	$45.69
7/1/2010	9/30/2010	$54.53	$43.71	$53.48
10/1/2010	12/31/2010	$69.44	$52.81	$68.78
1/3/2011**	1/28/2011**	$71.70	$64.98	$67.61

* Available information for the second calendar quarter of 2006 includes data for the period from June 6, 2006 (the inception date of the XME) through June 30, 2006. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2006.

** *As of the date of this pricing supplement available information for the first calendar quarter of 2011 includes data for the period from January 3, 2011 through January 28, 2011. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2011. The closing price of XME on January 28, 2011 was $67.61.*

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in "Payment at Maturity" in this pricing supplement and (ii) any accrued but unpaid interest payable based upon the Annual Coupon Rate calculated on the basis of a 360-day year consisting of twelve 30-day months. In such a case, the third scheduled trading day for all of the Underlyings immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Final Return for each Underlying. If a market disruption event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will be the fifth business day following such accelerated postponed Final Valuation Date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC for distribution to other registered broker dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. will offer the Notes at the offering price set forth on the cover page of this pricing supplement and will receive underwriting discounts and commissions of 2.10%, or $21.00, per $1,000 Principal Amount of Notes. HSBC Securities (USA) Inc. may allow selling concession on sales of such Notes by other brokers or dealers of up to 1.50%, or $15.00, and/or pay referral fees to other broker-dealers of up to 0.60%, or $6.00, per $1,000 Principal Amount of Notes.

An affiliate of HSBC has paid or may pay in the future an amount to broker dealers in connection with the costs of the continuing implementation of systems to support these Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement. All references to NASD Rule 2720 in the prospectus supplement shall be to FINRA Rule 5121.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth under the heading "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. In the opinion of Sidley Austin LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Notes.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. Under one reasonable approach, each Note should be treated as a put option written by you (the "Put Option") that permits us to "cash settle" the Put Option, and a deposit with us of cash in an amount equal to the Principal Amount of the Note (the "Deposit") to secure your potential obligation under the Put Option, as described in the prospectus supplement under the heading "Certain U.S. Federal Income Tax Considerations – Certain Equity-Linked Notes – Certain Notes Treated as a Put Option and a Deposit." We intend to treat the Notes consistent with this approach and the balance of this summary so assumes. However, other reasonable approaches are possible. Pursuant to the terms of the Notes, you agree to treat each Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. We intend to treat the Deposits as short-term debt instruments for U.S. federal income tax purposes. Please see the discussion under the heading "Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Short-Term Debt Instruments" in the accompanying prospectus supplement for certain U.S. federal income tax considerations applicable to short-term debt instruments.

As described in the prospectus supplement under "Certain U.S. Federal Income Tax Considerations – Certain Equity-Linked Notes – Certain Notes Treated as a Put Option and a Deposit," for purposes of dividing the 11.00 percent Annual Coupon Rate on the Notes among interest on the Deposit and Put Premium, 0.49 percent constitutes interest on the Deposit and 10.51 percent constitutes Put Premium.

If the Notes are redeemed prior to maturity, you should recognize the total Put Premium received as short-term capital gain at that time.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. We do not plan to request a ruling from the IRS regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement. We will not attempt to ascertain whether the issuer of any stock owned by one or more of the Underlyings of the Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purpose. In the event that the issuer of any stock owned by one or more of the Underlyings of the Reference Asset were treated as a PFIC or USRPHC, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the issuers of stock owned by the Underlyings of the Reference Asset and consult your tax advisor regarding the possible consequences to you in the event that one or more issuers of stock owned by one or more of the Underlyings of the Reference Asset is or becomes a PFIC or USRPHC.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

Pricing Supplement

Underlying Supplement No. 4

Prospectus Supplement

Prospectus

You should only rely on the information contained in this pricing supplement, the accompanying underlying supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying underlying supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying underlying supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying underlying supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$959,000 Callable Yield Notes

January 28, 2011

PRICING SUPPLEMENT